Product supplement no. 104-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated October 31, 2007
Rule 424(b)(2)



JPMorgan Chase & Co.
Bearish Return Enhanced Notes Linked Inversely to the Common Stock of a Reference Stock Issuer

<u>General</u>

- JPMorgan Chase & Co. may offer and sell bearish return enhanced notes linked inversely to the common stock of a Reference Stock Issuer, which we refer to as a Reference Stock, from time to time. As used in this product supplement no. 104-I, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. 104-I describes terms that will apply generally to the bearish return enhanced notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.
- The notes are the senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked inversely to the performance of the Reference Stock as described below.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-26.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- The issuer of the Reference Stock is not an affiliate of ours and is not receiving any of the proceeds of any note offering. The obligations under the notes are our obligations only and the issuer of any Reference Stock will have no obligations of any kind under the notes. Investing in the notes is not equivalent to investing in the Reference Stock.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

<u>Key Terms</u>

Reference Stock:	As specified in the relevant terms supplement
Payment at Maturity (Notes with a Buffer):	For notes with a buffer, the amount you will receive at maturity is based on the Final Share Price relative to the Initial Share Price (or the Strike Price, if applicable) and the buffer amount.
	Unless otherwise specified in the relevant terms supplement, if the Final Share Price is *less than the Initial Share Price (or the Strike Price, if applicable)*, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Share Change multiplied by the downside leverage factor, subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return for the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Share Change multiplied by the downside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your final payment per $1,000 principal note principal amount will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

$$\$1,000 + (\$1,000 \times \text{Share Change} \times \text{downside leverage factor})$$

(continued on next page)

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 104-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 31, 2007

Key Terms (continued)

Unless otherwise specified in the relevant terms supplement, your principal is protected against an increase in the Final Share Price from the Initial Share Price (or the Strike Price, if applicable) up to the buffer amount. If the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable) and such increase is equal to or less than the buffer amount, you will receive the principal amount of your notes at maturity.

Unless otherwise specified in the relevant terms supplement, your investment will be exposed to any increase in the Final Share Price from the Initial Share Price (or the Strike Price, if applicable) beyond the buffer amount. If the Final Share Price is ***greater than the Initial Share Price (or the Strike Price, if applicable)*** by more than the buffer amount, for every 1% increase in the Final Share Price from the Initial Share Price (or the Strike Price, if applicable) beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the upside leverage factor, and your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

$1,000 + [$1,000 x (Share Change + buffer amount %) x upside leverage factor]

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

For notes with a buffer, you will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable) by more than the buffer amount, provided that the final payment per $1,000 principal amount note will not be less than $0.

Payment at Maturity (Notes without a Buffer):

For notes without a buffer, the amount you will receive at maturity is based on the value of the Final Share Price relative to the Initial Share Price (or the Strike Price, if applicable).

Unless otherwise specified in the relevant terms supplement, if the Final Share Price is ***less than the Initial Share Price (or the Strike Price, if applicable)***, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Share Change multiplied by the downside leverage factor, subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return for the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Share Change multiplied by the downside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

$1,000 + ($1,000 x Share Change x downside leverage factor)

Unless otherwise specified in the relevant terms supplement, if the Final Share Price is equal to the Initial Share Price (or the Strike Price, if applicable), you will receive a cash payment of $1,000 per $1,000 principal amount note.

Unless otherwise specified in the relevant terms supplement, if the Final Share Price ***is greater than the Initial Share Price (or the Strike Price, if applicable)***, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable), unless otherwise specified in the relevant terms supplement. Under these circumstances, your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

$1,000 + ($1,000 x Share Change)

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

For notes without a buffer, you will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price (*or the Strike Price, if applicable*), *provided that the final payment per $1,000 principal amount note will not be less than $0.*

Other Terms:

In each case if applicable, the buffer amount, upside leverage factor and downside leverage factor will be specified in the relevant terms supplement.

Key Terms (continued)

Share Change:
Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Initial Share Price (or the Strike Price, if applicable)} - \text{Final Share Price}}{\text{Initial Share Price (or the Strike Price, if applicable)}}$$

Initial Share Price:
The closing price of the Reference Stock on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor, or the arithmetic average of the quotients of the closing price of the Reference Stock on each Initial Averaging Date, if so specified in the relevant terms supplement, each divided by the Share Adjustment Factor. The closing price of the Reference Stock on an Initial Averaging Date, if applicable, used to determine the Initial Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Initial Averaging Dates:
As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Final Share Price:
The closing price of the Reference Stock on the Observation Date, or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of the Reference Stock on each of the Ending Averaging Dates. The closing price of the Reference Stock on an Ending Average Date used to determine the Final Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Share Adjustment Factor:
Unless otherwise specified in the relevant terms supplement, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Strike Price:
The relevant terms supplement may specify a share price other than the Initial Share Price to be used for calculating the Share Change and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Price equal to 95% of the Initial Share Price shall be used to calculate the Share Change.

Valuation Date(s):
The Final Share Price will be determined on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Maturity Date:
As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 104-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 104-I and with respect to JPMorgan Chase & Co. This product supplement no. 104-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 104-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 104-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 104-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 104-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 104-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 104-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 104-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 104-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 104-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 104-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 104-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 104-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 104-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Bearish Return Enhanced Notes Linked to a Reference Stock specified in the relevant terms supplement.

General

The Bearish Return Enhanced Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked inversely to the common stock of an issuer as specified in the relevant terms supplement (the "Reference Stock"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. We refer to the common stock represented by an ADS as the "Underlying Stock." The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity. Instead, at maturity, you will receive a payment in cash, the amount of which will vary depending on the Final Share Price relative to the Initial Share Price (or the Strike Price, if applicable) and whether the notes have a buffer. The notes do not guarantee any return of your investment at maturity.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 104-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Valuation Date is postponed as described below. We will also specify whether or not the notes have a buffer and the amount of any such buffer in the relevant terms supplement.

Notes With a Buffer

For notes with a buffer, the amount you will receive at maturity is based on the value of the Final Share Price relative to the Initial Share Price (or the Strike Price, if applicable) and the buffer amount.

- Unless otherwise specified in the relevant terms supplement, if the Final Share Price is *less than the Initial Share Price (or the Strike Price, if applicable)*, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Share Change multiplied by the downside leverage factor, subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return for the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Share Change multiplied by the downside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

  $1,000 + ($1,000 x Share Change x downside leverage factor)

- Unless otherwise specified in the relevant terms supplement, your principal is protected against an increase in the Final Share Price from the Initial Share Price (or the Strike Price, if applicable) up to the buffer amount. If the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable) and such increase is equal to or less than the buffer amount, you will receive the principal amount of your notes at maturity.

- Unless otherwise specified in the relevant terms supplement, your investment will be fully exposed to any increase in the Final Share Price from the Initial Share Price (or the Strike Price, if applicable) beyond the buffer amount. If the Final Share Price is *greater than the Initial Share Price (or the Strike Price, if applicable)* by more than the buffer amount, for every 1% increase of the Final Share Price from the Initial Share Price beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the upside leverage factor, and your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

  $1,000 + [$1,000 x (Share Change + buffer amount %) x upside leverage factor]

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

For notes with a buffer, you will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable) by more than the buffer amount, provided that the final payment per $1,000 principal amount note will not be less than $0.

Notes Without a Buffer

For notes without a buffer, the amount you will receive at maturity is based on the value of the Final Share Price relative to the Initial Share Price (or the Strike Price, if applicable).

- Unless otherwise specified in the relevant terms supplement, if the Final Share Price is *less than the Initial Share Price (or the Strike Price, if applicable)*, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Share Change multiplied by the downside leverage factor subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return for the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Share Change multiplied by the downside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

$1,000 + ($1,000 x Share Change x downside leverage factor)

- Unless otherwise specified in the relevant terms supplement, if the Final Share Price is equal to the Initial Share Price (or the Strike Price, if applicable), you will receive a cash payment of $1,000 per $1,000 principal amount note.

- Unless otherwise specified in the relevant terms supplement, if the Final Share Price *is greater than the Initial Share Price (or the Strike Price, if applicable)*, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable), unless otherwise specified in the relevant terms supplement. Under these circumstances, your final payment per $1,000 principal amount note will be calculated, unless otherwise specified in the relevant terms supplement, as follows:

$1,000 + ($1,000 x Share Change)

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

For notes without a buffer, you will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable), provided that the final payment per $1,000 principal amount note will not be less than $0.

Unless otherwise specified in the relevant terms supplement, the "Share Change," as calculated by the calculation agent, is the percentage change in the closing price of the Reference Stock calculated by comparing the Initial Share Price (or the Strike Price, if applicable) to the Final Share Price. The relevant terms supplement will specify the manner in which the Initial Share Price or the Strike Price, if applicable, and the Final Share Price are determined. The Share Change, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Share Change} = \frac{\text{Initial Share Price (or the Strike Price, if applicable)} - \text{Final Share Price}}{\text{Initial Share Price (or the Strike Price, if applicable)}}$$

In each case if applicable, the "buffer amount," "upside leverage factor" and "downside leverage factor" will be an amount set forth in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, "Initial Share Price" means the closing price of the Reference Stock on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor, or the arithmetic average of the quotients of the closing price of one share of the Reference Stock on each of the Initial Averaging Dates, each divided by the Share Adjustment Factor. The Initial Share Price for the Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Initial Share Price shall be determined based on the arithmetic average of the closing prices of the Reference Stock on each of the Initial Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "Description of Notes — Anti-Dilution Adjustments" (an "Adjustment Effective Date") after the first Initial Averaging Date but on or prior to the final Initial Averaging Date, the Share Adjustment Factor shall be so adjusted for the event giving rise to such Adjustment Effective Date only on the Initial Averaging Dates occurring prior to such Adjustment Effective Date. The Share Adjustment Factor shall continue to be subject to further adjustments in connection with Adjustment Effective Dates occurring after the final Initial Averaging Date as described under "General Terms of Notes — Anti-Dilution Adjustments." See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Share Adjustment Factor" shall be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

The relevant terms supplement may specify a share price other than the Initial Share Price (the "Strike Price") to be used for calculating the Share Change and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Price equal to 95% of the Initial Share Price shall be used to calculate the Share Change.

Unless otherwise specified in the relevant terms supplement, "Final Share Price" means the closing price of one share of the Reference Stock on the Observation Date, or such other date as specified in the relevant terms supplement or the arithmetic average of the closing prices of one share of the Reference Stock on each of the Ending Averaging Dates. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Final Share Price shall be determined based on the arithmetic average of the closing prices of the Reference Stock on each of the Ending Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "Description of Notes — Anti-Dilution Adjustments" after the first Ending Averaging Date but on or prior to the final Ending Averaging Date, then the closing price of the Reference Stock on each Ending Averaging Date occurring prior to the applicable Adjustment Effective Date to be used to determine the Final Share Price shall be deemed to equal such closing price divided by the Share Adjustment Factor, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0).

Unless otherwise specified in the relevant terms supplement, "pricing date" means the day we price the notes for initial sale to the public.

The "Reference Stock" will be specified in the relevant terms supplement.

"Relevant Exchange" means the primary U.S. exchange or market for trading for the Reference Stock, or with respect to the Underlying Stock, the primary exchange or market for trading for the Underlying Stock, as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "closing price" for one share of the Reference Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which Reference Stock (or any such other security) is listed or admitted to trading, or

- if the Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority (the "FINRA"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day, or

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Unless otherwise specified in the relevant terms supplement, a "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading and, in each case, a market disruption event has not occurred.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day or if there is a market disruption event on such day, the applicable Initial Averaging Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, shall any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be the applicable Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day, or if there is a market disruption event on such date, the closing price of the Reference Stock for such Initial Averaging Date will be determined by the calculation agent in good faith based upon its assessment of the market value of the Reference Stock on that tenth business day.

The "Valuation Date(s)," which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, shall any Valuation Date be postponed more than ten business days following the date originally scheduled to be such Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Valuation Date is not a trading day, or if there is a market disruption event on such date, the closing price of the Reference Stock for such Valuation Date will be determined by the calculation agent in good faith based upon its assessment of the market value of the Reference Stock on that tenth business day.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following that final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to investing directly in the Reference Stock. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.***

The notes do not pay interest or guarantee the return of your investment. An increase in the closing price of the Reference Stock may lead to a loss of some or all of your investment at maturity.

The notes do not pay interest and may not return any of your investment. The amount payable at maturity will be determined pursuant to the terms described in this product supplement no. 104-I and the relevant terms supplement. For notes with a buffer, you will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable) by more than the buffer amount. For notes without a buffer, you will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price (or the Strike Price, if applicable). The relevant terms supplement will specify whether the notes have a buffer.

The appreciation potential of the notes is limited to the Maximum Total Return, if applicable.

If the notes are subject to a Maximum Total Return, the appreciation potential of the notes is limited to the Maximum Total Return. If applicable, the Maximum Total Return is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant term supplement specifies a Maximum Total Return for the notes, the downside appreciation potential of the notes will be limited to that Maximum Total Return even if the Share Change multiplied by the downside leverage factor is greater than that Maximum Total Return.

You will have no ownership rights in the Reference Stock.

Investing in the notes is not equivalent to investing in the Reference Stock. As an investor in the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. If the notes are linked to non-U.S. equity securities issued through depositary arrangements like ADSs, you will not have the rights of owners of such ADSs or the Underlying Stock.

Your return on the notes will not reflect dividends on the Reference Stock.

Your return on the notes will not reflect the return you would realize if you actually owned the Reference Stock and received the dividends paid on the Reference Stock. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Final Share Price. The Final Share Price reflects the closing price of the Reference Stock on the Valuation Date(s) without taking into consideration the value of dividends paid on the Reference Stock.

We have no affiliation with the issuer of the Reference Stock.

The issuer of a Reference Stock is not an affiliate of ours and is not involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of a Reference Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the Reference Stock has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Reference Stock.

In addition, as we are not affiliated with the issuer of the Reference Stock, we do not assume any responsibility for the adequacy of the information about the Reference Stock or its issuer contained in this product supplement, any terms supplement or in any of the Reference Stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or the Reference Stock, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the notes, you should make your own investigation into the Reference Stock.

The Final Share Price may be greater than the closing price of the Reference Stock at the maturity date of the notes or at other times during the term of the notes.

Because the Final Share Price is calculated based on the closing price of the Reference Stock on one or more Valuation Dates near the end of the term of the notes, the closing price of the Reference Stock at the maturity date or at other times during the term of the notes, including dates near the Valuation Date(s), could be lower than the Final Share Price. This difference could be particularly large if there is a significant decline in the closing price of the Reference Stock after the final Valuation Date, if there is a significant increase in the closing price of the Reference Stock around the time of the Valuation Date(s) or if there is significant volatility in the closing price of the Reference Stock during the term of the notes (especially on dates near the Valuation Date(s)). For example, when the Valuation Date for the notes is near the end of the term of the notes, then if the closing price of the Reference Stock decreases or remains relatively constant during the initial term of the notes and then increases above the Initial Share Price (or the Strike Price, if applicable), the Final Share Price may be significantly greater than if it were determined on a date earlier than the Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock or contracts relating to the Reference Stock for which there is an active secondary market.

The Initial Share Price may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Share Price will be determined based on the arithmetic average of the closing prices of the Reference Stock on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Share Price may not be determined, and you may therefore not know the value of such Initial Share Price, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with DTC on the issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the value of the Initial Share Price. If there are any decreases in the closing price of the Reference Stock on the Initial Averaging Dates that occur after the issue date and such decreases result in the Initial Share Price being lower than the closing price of the Reference Stock on the issue date, this may establish larger declines in the closing prices that the Reference Stock must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Reference Stock has declined since the pricing date. The potential returns described in the relevant terms supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the Reference Stock on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary inversely in proportion to changes in the price of the Reference Stock. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the dividend rate paid on the Reference Stock (while not paid to holders of the notes, dividend payments on the Reference Stock may influence the market price of the Reference Stock and the market value of options on the Reference Stock and therefore affect the market value of the notes);

- the expected frequency and magnitude of changes in the market price of the Reference Stock (volatility);

- economic, financial, political and regulatory or judicial events that affect the Reference Stock or stock markets generally;

- if the Reference Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the Underlying Stock is traded;

- the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Share Adjustment Factor, including a merger or acquisition;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Reference Stock based on its historical performance. The value of the Reference Stock may increase such that you may not receive any return of your investment. For notes with a buffer, if the Final Share Price is greater than compared to the Initial Share Price by more than the buffer amount, you will lose some or all of you investment at maturity. For notes without a buffer, if the Final Share Price is greater than the Initial Share Price, you will lose some or all of your investment at maturity. You may have to sell your notes at a substantial discount from the principal amount if the Reference Stock trades at, above or not sufficiently below the Initial Share Price (or the Strike Price, if applicable).

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such estimated cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

If the market value of the Reference Stock changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning or shorting the Reference Stock. Accordingly, changes in the market value of the Reference Stock may not result in a comparable change in the market value of the notes. If the closing price of the Reference Stock on any trading day decreases below the Initial Share Price (or the Strike Price, if applicable), the value of the notes may not increase comparably, if at all. It is also possible for the value of the Reference Stock to decrease moderately while the value of the notes declines.

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Reference Stock is an ADS, and we or one of our affiliates serves as depositary for such ADSs, the interests of JPMorgan Chase, as depositary for the ADSs, may be adverse to your interests as a holder of the notes.

For notes linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the Underlying Stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the notes.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. Therefore, these government actions could adversely affect an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For notes linked to the performance of an ADS, an investment in the notes is subject to risks associated with non-U.S. securities markets.

An investment in the notes linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. In addition, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may increase such that you may not receive any return of your investment. There can be no assurance that the price of the ADSs will not increase so that at maturity, you will not lose some or all of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your note is linked to the performance of an ADS, you should be aware that your note is linked to the price of the ADSs and not the Underlying Stock, and there exist important differences between the rights of holders of ADSs and the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying Stock may be significant and may materially and adversely affect the value of the notes.

In some circumstances, the payment you receive on the notes may be based on the common stock of another company and not the Reference Stock.

Following certain corporate events relating to the Reference Stock where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the Reference Stock issuer or any cash or any other assets distributed to holders of the Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this product supplement called "General Terms of Notes — Anti-Dilution Adjustments."

Anti-Dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor, which will be set initially at 1.0, for certain adjustment events (as defined below) affecting the Reference Stock, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the Reference Stock or another party makes a partial tender or partial exchange offer for the Reference Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" for further information.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of the Reference Stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of the Reference Stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of the issuer. Any exercise of our rights as a lender or holder of securities of the issuer of the Reference Stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the notes.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours may trade the Reference Stock and other financial instruments related to the Reference Stock on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Reference Stock and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Reference Stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of the Reference Stock and, accordingly, could affect the value of the notes and the amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Reference Stock, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the issuer of the Reference Stock. Any prospective purchaser of notes should undertake an independent investigation of the issuer of the Reference Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Strike Price, if applicable, the closing price of the Reference Stock on each Valuation Date and each Initial Averaging Date, if applicable, the Share Change, the Share Adjustment Factor, anti-dilution adjustments, the Final Share Price and the payment at maturity, if any. The calculation agent will also be responsible for determining whether a market disruption event has occurred and the price of the Reference Stock if the applicable Valuation Date(s) have been postponed more than ten business days as a result of a market disruption event. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Final Share Price on any Valuation Date or any Initial Averaging Date, if applicable, and calculating the amount, if any, that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Valuation Dates or Initial Averaging Dates, if any, and the maturity date will be postponed and your return will be adversely affected. Moreover, if any Valuation Date or Initial Averaging Date, if applicable, is postponed to the last possible day and the closing price of the Reference Stock is not available on that day because of a market disruption event, or if such day is not a trading day, the calculation agent will nevertheless determine the Final Share Price in good faith based upon its assessment of the market value of the Reference Stock on that last possible day. See "General Terms of the Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes could differ materially from our description herein. Non-U.S. Holders should note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 104-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

We cannot assure you that the public information provided on the issuer of the Reference Stock is accurate or complete.

All disclosures contained in the relevant terms supplement and this product supplement regarding the issuer of the Reference Stock are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Reference Stock are accurate or complete, and are not responsible for public disclosure of information by the issuer of the Reference Stock, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Reference Stock or the value of the Reference Stock (and therefore the Final Share Price), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the amount you will receive at maturity of the notes and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuer of the Reference Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Reference Stock or instruments the value of which is derived from the Reference Stock. While we cannot predict an outcome, such hedging activity or other hedging or investment activities of ours could potentially decrease the closing price of the Reference Stock, and, therefore, effectively establish a lower closing price that the Reference Stock must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Reference Stock or instruments the values of which are derived from the Reference Stock. Although we have no reason to believe that any of these activities will have a material impact on the price of the Reference Stock or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE REFERENCE STOCK

In the relevant terms supplement, we will provide summary information regarding the business of the issuer of the Reference Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the Reference Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the notes offered thereby and do not relate to the Reference Stock or other securities of the issuer of the Reference Stock. We have derived any and all disclosures contained in this product supplement and the relevant terms supplement regarding the issuer of the Reference Stock from the publicly available documents described above. In connection with the offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the Reference Stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading or closing price of the Reference Stock (and therefore the Share Adjustment Factor) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the payment at maturity with respect to the notes and therefore the trading prices of the note.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock.

We and/or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, such issuer or providing advisory services to such issuer, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stock or its issuer, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Stock or its issuer, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock or its issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical performance of the Reference Stock

We will provide historical price information on the Reference Stock in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your note based on a range of hypothetical Final Share Prices and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market values of the Reference Stock on the scheduled Valuation Date(s) could have on the hypothetical returns on your note, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on hypothetical Final Share Prices that may vary from the actual Final Share Price and on assumptions that may prove to be erroneous.

The return on your note may bear little relation to, and may be much less than, the return that you might achieve were you to invest in or short the Reference Stock directly. Among other things, the return on the Reference Stock could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in or a short sale of the Reference Stock is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Strike Price, if applicable, the closing price of the Reference Stock on each Valuation Date and each Initial Averaging Date, if applicable, the Share Change, the Share Adjustment Factor, anti-dilution adjustments, the Final Share Price and the payment at maturity, if any. In addition, the calculation agent will determine whether a market disruption event has occurred and the price of the Reference Stock if the applicable Valuation Date(s) have been postponed more than ten business days as a result of a market disruption event. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Initial Share Price, the Strike Price, if applicable, the Final Share Price and the Share Change will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the closing price of the Reference Stock on any Initial Averaging Date, if applicable, or any Valuation Date and, consequently, the Share Change and the payment at maturity, if any. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Reference Stock (or any security for which a closing price must be determined), a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of such Reference Stock (or such security) on the Relevant Exchange for such Reference Stock (or such security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session in such Relevant Exchange;

- a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for such Reference Stock (or such security) as a result of which the reported trading prices for such Reference Stock (or such security) during the last one-half hour preceding the close of the principal trading session in such Relevant Exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to such Reference Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market; or

- a decision to permanently discontinue trading in such related futures or options contract, in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described in the clauses above materially interfered with our ability or the ability of any of our affiliates to effect transactions in such Reference Stock or any instrument related to such Reference Stock or to adjust or unwind all or a material portion of any hedge position in such Reference Stock with respect to the notes.

For the purpose of determining whether a market disruption event with respect to the Reference Stock (or such other security) has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange for such Reference Stock (or such other security), or the primary securities exchange or market for trading in futures options contracts related to such Reference Stock (or such other security),

- limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the Securities Exchange Commission or any other relevant authority of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, and

- a suspension of trading in futures or options contracts on such Reference Stock (or such security) by the primary securities exchange or market trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such securities exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

  will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Reference Stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary securities exchange or market on which futures or options contracts related to such Reference Stock (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

The Share Adjustment Factor is subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

No adjustments to the Share Adjustment Factor will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the Share Adjustment Factor then in effect. The Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Share Adjustment Factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of the Reference Stock on any trading day during the term of the notes. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of the Reference Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the Reference Stock by the issuer of the Reference Stock or any third party.

For purposes of these adjustments, except as noted below, if an ADS is serving as the Reference Stock, all adjustments to the Share Adjustment Factor for such Reference Stock will be made as if the Underlying Stock is serving as the Reference Stock. Therefore, for example, if the Underlying Stock is subject to a two-for-one stock split and assuming the Share Adjustment Factor is equal to one, the Share Adjustment Factor for the Reference Stock would be adjusted to equal to two. If your notes are linked to an ADS, the term "dividend" used in this section shall mean, unless we specify otherwise in the terms supplement for your notes, the dividend paid by the issuer of the Underlying Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the Reference Stock, no adjustment to the ADS price or the Share Adjustment Factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of underlying stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of Underlying Stock represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

J.P. Morgan Securities Inc., as calculation agent, shall be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment to the Share Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Share Adjustment Factor.

Stock Splits and Reverse Stock Splits

If the Reference Stock is subject to a stock split or reverse stock split, then once any split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor and

- the number of shares that a holder of one share of the Reference Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends or Distributions

If the Reference Stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of the Reference Stock, that is given ratably to all holders or substantially all holders of shares of the Reference Stock, or (ii) distribution of shares of the Reference Stock as a result of the triggering of any provision of the corporate charter of the issuer of the Reference Stock, then, once the dividend has become effective and the shares are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor and

- the number of additional shares issued in the stock dividend or distribution with respect to one share of the Reference Stock.

Non-Cash Dividends and Distributions

If the issuer of the Reference Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of the Reference Stock to holders of the Reference Stock (other than (i) stock dividends or distributions and rights or warrants referred to under "— Stock Dividends or Distributions" above and (ii) cash distributions or dividends referred to under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor and

- a fraction, the numerator of which is the Current Market Price of the Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the Reference Stock means the closing price of the Reference Stock on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor.

The "ex-dividend date," with respect to a dividend or other distribution on the Reference Stock, shall mean the first trading day on which transactions in the Reference Stock trade on the Relevant Exchange without the right to receive that dividend or other distribution.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the Reference stock is an ADS, on a non-U.S. securities exchange or market the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Notwithstanding the foregoing, a distribution on the Reference Stock described in clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also would require an adjustment under this section shall not cause an adjustment to the Share Adjustment Factor and shall only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events." A distribution on the Reference Stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section shall only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

Cash Dividends or Distributions

If the issuer of the Reference Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of the Reference Stock during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such dividends or distributions made during such quarterly fiscal period, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor and

- a fraction, the numerator of which is the Current Market Price of the Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the amount in cash per share the issuer of such Reference Stock distributes to holders of the Reference Stock in excess of the Dividend Threshold.

"Dividend Threshold" shall mean the amount of any cash dividend or cash distribution distributed per share of the Reference Stock that exceeds the immediately preceding cash dividend or other cash distribution, if any, per share of the Reference Stock by more than 10% of the closing price of the Reference Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

Issuance of Transferable Rights or Warrants

If the issuer of a Reference Stock issues transferable rights or warrants to all holders of the Reference Stock to subscribe for or purchase the Reference Stock, including new or existing rights to purchase the Reference Stock at an exercise price per share less than the closing price of the Reference Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the maturity date of the notes, then the Share Adjustment Factor will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor and

- the number of shares of the Reference Stock that can be purchased with the cash value of such warrants or rights distributed on one share of the Reference Stock.

The number of shares that can be purchased will be based on the closing price of the Reference Stock on the date the new Share Adjustment Factor is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Share Adjustment Factor is determined, *provided* that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the maturity date,

(a) there occurs any reclassification or change of the Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of such Reference Stock,

(b) the issuer of the Reference Stock, or any surviving entity or subsequent surviving entity of the issuer of the Reference Stock (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of the Reference Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of the Reference Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of the Reference Stock issues to all of its shareholders equity securities of an issuer other than the issuer of the Reference Stock other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-Off Event"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the Reference Stock and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "Reorganization Event"),

then the Initial Share Price (or the Strike Price, if applicable) and the Final Share Price will be adjusted as set forth below.

"Exchange Property," with respect to the Reference Stock that is subject to a Reorganization Event, will consist of any such Reference Stock continued to be held by the holders of such Reference Stock, and any securities, cash or any other assets distributed to the holders of such Reference Stock with respect to one share, in or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

If a Reorganization Event occurs, in each case as a result of which the holders of such Reference Stock receive Exchange Property, then the Initial Share Price (or the Strike Price, if applicable) for such Reference Stock will be adjusted so that the new Initial Share Price (or the new Strike Price, if applicable) for such Reference Stock will be determined by reference to the value of the Exchange Property following the effective date for such Reorganization Event (or, if applicable, in the case of a Spin-Off Event, the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event). The value of the Exchange Property shall be calculated as the sum of the value of the components of the Exchange Property as described below:

- If the Exchange Property consists of securities (including, without limitation, securities of the issuer of such Reference Stock) traded on any Relevant Exchange ("Exchange Traded Securities"), the value of such Exchange Property will equal the closing market price of the securities composing the Exchange Property.

- If the Exchange Property consists of cash, other property that is not Exchange Traded Securities or a combination thereof, the calculation agent shall value such Exchange Property as if such Exchange Property was liquidated on the date the issuer of such Reference Property received all such non-cash Exchange Property upon terms that it deems commercially reasonable, and the value of the Exchange Property shall equal the aggregate cash amount, including both the Exchange Property consisting of cash and the amount resulting from the valuation or liquidation of the non-cash Exchange Property.

In the event Exchange Property consists of securities, those securities will, in turn, be subject to the anti-dilution adjustments contained herein.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The calculation agent shall be solely responsible for the determination and calculation of the Exchange Property if a Reorganization Event occurs, the value thereof and its effect on the Initial Share Price (or the Strike Price, if applicable), the Final Share Price and the determination of the cash value of any non-cash Exchange Property, if necessary. Its determinations and calculations, and its adjustment of the stock price, shall be conclusive absent manifest error.

If a Reorganization Event (other than a Spin-Off Event) occurs, then

(1) for purposes of determining the Share Change, the Initial Share Price (or the Strike Price, if applicable) for the Reference Stock will equal the sum of:

- the closing price of any Exchange Traded Securities composing the Exchange Property on the effective date of the Reorganization Event, divided by the Share Adjustment factor (which shall be initially set to equal 1.0 on such date); and

- the aggregate cash amount of any Exchange Property consisting of cash; and

- the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on the effective date of the Reorganization Event; and

(2) for purposes of determining the Share Change, the Final Share Price will equal the sum of:

- the closing price of any Exchange Traded Securities composing the Exchange Property on the Observation Date, or the arithmetic average of the closing prices of such Exchange Traded Securities on each Ending Averaging Date or such other date as specified in the relevant terms supplement, *provided* that if the relevant terms supplement specifies that the Final Share Price shall be determined based on the arithmetic average of the closing prices of such Exchange Traded Security on each of the Ending Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "Description of Notes — Anti-Dilution Adjustments" after the first Ending Averaging Date but on or prior to the final Ending Averaging Date, then the closing price of such Exchange Traded Security on each Ending Averaging Date occurring prior to the applicable Adjustment Effective Date to be used to determine the Final Share Price shall be deemed to equal to such closing price divided by the Share Adjustment Factor, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0);

- the aggregate cash amount of any Exchange Property consisting of cash; and

- the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on the final Valuation Date; and

If a Spin-Off Event occurs, then:

(A) for purposes of determining the Share Change, the Initial Share Price (or the Strike Price, if applicable) will be adjusted on the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event so that the new Initial Share Price (or the new Strike Price, if applicable) will equal the product of (i) the Initial Share Price (or the Strike Price, if applicable) immediately prior to the ex-dividend date with respect to the Spin-Off Event and (ii) a fraction, the numerator of which is equal to the closing price per share of the Reference Stock on the trading day immediately succeeding the ex-dividend date with respect to the Spin-Off Event, and the denominator of which is the closing price per share of the Reference Stock on the trading day immediately preceding the ex-dividend date with respect to the Spin-Off Event;

(B) the Final Share Price for the Reference Stock will not be adjusted.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Valuation Date. If the notes have more than one Valuation Date, then, for each Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This summary applies to you only if you are an initial holder of the notes purchasing the notes at the issue price for cash and if you will hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities or foreign currencies;
- a "regulated investment company" ("RIC") as defined in Code Section 851;
- a "real estate investment trust" ("REIT") as defined in Code Section 856;
- a person holding the notes as part of a hedging transaction, straddle, conversion transaction or integrated transaction, or entering into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities or foreign currencies who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. **If you are considering the purchase of notes, you should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes.

We intend to seek an opinion from Davis Polk & Wardwell, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether Davis Polk & Wardwell expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. Irrespective of the opinion received from Davis Polk & Wardwell, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions" and not as debt instruments. While other characterizations of the notes could be asserted by the IRS, as discussed below, the following summary assumes that the notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the Reference Stock and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Redemption of the Notes. Upon a sale or exchange of a note (including redemption of the notes at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the note, which should equal the amount you paid to acquire the note. That gain or loss should be long-term capital gain or loss if you have held the note for more than one year at the time. The deductibility of capital losses, however, is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of contingent payment debt instruments if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on the notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold the notes (even though you may not receive any cash with respect to the notes during the term of the notes) and any gain recognized at expiration or upon sale or other disposition of the notes would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes might also require you to include amounts in income during the term of the notes and/or might treat all or a portion of the gain or loss on the sale or settlement of the notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the notes. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a Non-U.S. Holder for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note (including redemption of the notes at maturity).

If you are a Non-U.S. Holder of a note and if the characterization of your purchase and ownership of the note as an open transaction is respected, any payments on the note should not be subject to U.S. federal income or withholding tax, except that gain from the sale or exchange of the note or its cash settlement at maturity may be subject to U.S. federal income tax if this gain is effectively connected with your conduct of a trade or business in the United States.

If the notes were recharacterized as indebtedness, any payments or accruals on the notes nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described in the next paragraph has been fulfilled and neither the payments on the notes nor any gain realized on a sale, exchange or other disposition of notes (including redemption of the notes at maturity) is effectively connected with your conduct of a trade or business in the United States. Because the characterization of the notes is unclear, payments made to you with respect to the notes may be withheld upon at a rate of 30% unless you have fulfilled the certification requirement described in the next paragraph.

The certification requirement referred to in the preceding paragraph will be fulfilled if you, as the beneficial owner of notes, have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements.

If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with the conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

You may be subject to information reporting, and may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the second preceding paragraph. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

THE TAX CONSEQUENCES TO YOU OF OWNING THE NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), as amended or supplemented from time to time, each Agent, participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 104-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 104-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 104-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 104-I or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 104-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 104-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 104-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.